Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Six:
Pathmaker

August 3, 2022 update to product notice dated May 2, 2022

This update to the product notice outlines changes due to changes in fees related to certain investment options since the product notice dated May 2, 2022. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
Appendix A - Funds Available Under the Contract
This supplement is for informational purposes and requires no action on your part.
In Appendix A - Funds Available Under the Contract: the following fund fees are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
JPMorgan Insurance Trust Core Bond Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.54%*
JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.76%
JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.74%

*	Annual expenses reflect temporary fee reduction under an expense reimbursement or fee waiver arrangement.

This update should be retained for future reference.

HV-7922